MILLAR WESTERN FOREST PRODUCTS LTD.


                          INTERIM FINANCIAL STATEMENTS


                       FOR THE THREE MONTHS ENDED MARCH 31, 2004

                                   (unaudited)


-------------------------------------------------------------------------------

                          MILLAR WESTERN FOREST PRODUCTS LTD.

                                 BALANCE SHEETS


                                                           March 31,        December 31,
                                                             2004               2003
                                                          (unaudited)       (unaudited)
                                                        ---------------    --------------

                                                       (in thousands of Canadian dollars)
                                ASSETS
Current assets
     Cash ..............................................  $ 63,789           $ 72,301
     Accounts receivable ...............................    34,120             34,605
     Inventories (note 3) ..............................    80,212             54,258
     Prepaid expenses ..................................       977              1,608
     Future income taxes ...............................     3,210              3,526
                                                          --------           --------
                                                           182,308            166,298
Property, plant and equipment ..........................   150,159            152,446
Other assets ...........................................    26,567             26,953
                                                          --------           --------
                                                          $359,034           $345,697
                                                          ========           ========


                      LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities
     Accounts payable and accrued liabilities ..........   $ 55,996          $ 47,593

Long-term debt (U.S. $190,000; 2003 - U.S. $190,000) ...    248,805           244,511
Other obligations ......................................      5,529             6,224
Future income taxes ....................................     10,752             9,803
                                                           --------          --------
                                                            321,082           308,131

Shareholder's equity
    Share capital ......................................        -                 -
    Retained earnings ..................................     37,952            37,566
                                                           --------          --------
                                                           $359,034          $345,697
                                                           ========          ========

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          STATEMENTS OF EARNINGS (LOSS)

                       FOR THE THREE MONTHS ENDED MARCH 31

                                   (unaudited)


                                                           2004                 2003
                                                       ------------         ------------

                                                      (in thousands of Canadian dollars)

Revenue (note 1) ...................................     $ 80,886             $ 74,924

Cost of products sold ..............................       50,233               47,213
Freight and other distribution costs ...............       10,955               11,703
Depreciation and amortization ......................        3,905                4,174
General and administration .........................        3,157                3,520
Countervailing and anti-dumping duties (note 5) ....        3,152                2,383
Employees' profit sharing ..........................          587                  -
                                                         --------             --------
Operating earnings .................................        8,897                5,931
Financing expenses (note 4) ........................       (3,684)              (7,847)
Unrealized exchange gain (loss) on debt ............       (4,294)              17,264
Other income (expenses) ............................           22                   72
                                                         --------             --------
Earnings (loss) before income taxes ................          941               15,420
Income tax recovery (expense) ......................       (1,095)                 134
                                                         --------             --------
Net earnings (loss) ................................     $   (154)            $ 15,554
                                                         ========             ========


                         STATEMENTS OF RETAINED EARNINGS
                       FOR THE THREE MONTHS ENDED MARCH 31

                                   (unaudited)

                                                             2004              2003
                                                         ------------      ------------

                                                       (in thousands of Canadian dollars)

Retained earnings - beginning of period ...............    $ 37,566          $  2,004
Change in accounting policy (note 2) ..................         540               540
                                                           --------          --------
Retained earnings, beginning of period as restated ....    $ 38,106          $  2,544
Net earnings (loss) ...................................        (154)           15,554
                                                           --------          --------
Retained earnings - end of period .....................    $ 37,952          $ 18,098
                                                           ========          ========

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                            STATEMENTS OF CASH FLOWS

                       FOR THE THREE MONTHS ENDED MARCH 31

                                   (unaudited)

                                                                       2004            2003
                                                                   ------------    ------------

                                                                (in thousands of Canadian dollars)

Cash provided from (used in)
Operating activities
    Net earnings (loss) ........................................     $   (154)       $ 15,554
    Items not affecting cash:
    Future income tax expense (recovery) .......................          975            (284)
    Reforestation expense ......................................        4,135           2,817
    Depreciation and amortization ..............................        3,905           4,174
    Amortization of deferred financing charges .................          164             230
    Unrealized foreign exchange loss (gain) on long-term debt...        4,294         (17,264)
    Other ......................................................          114            (518)
                                                                     --------        --------
                                                                       13,433           4,709

Reforestation expenditures .....................................         (514)         (1,269)
                                                                     --------        --------
                                                                       12,919           3,440
                                                                     --------        --------
Changes in non-cash components of working capital
    Accounts receivable ........................................          485          (7,375)
    Inventories ................................................      (27,727)        (16,819)
    Prepaid expenses ...........................................          631             269
    Accounts payable and accrued liabilities ...................        6,555           9,163
    Deferred revenue ...........................................          -            (5,920)
                                                                     --------        --------
                                                                      (20,056)        (20,682)
                                                                     --------        --------
                                                                       (7,137)        (17,242)
                                                                     --------        --------

Investing activities

    Additions to property, plant and equipment .................       (1,387)           (856)
    Proceeds on disposal of property, plant and equipment ......           50             107
    (Increase) decrease in other assets ........................          (38)              1
                                                                     --------        --------
                                                                       (1,375)           (748)
                                                                     --------        --------


Decrease in cash ...............................................       (8,512)        (17,990)
Cash - beginning of period .....................................       72,301          35,005
                                                                     --------        --------

Cash - end of period ...........................................     $ 63,789        $ 17,015
                                                                     ========        ========

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                              SEGMENTED INFORMATION

                       FOR THE THREE MONTHS ENDED MARCH 31

                                   (unaudited)

                                                                   2004            2003
                                                               ------------    ------------

                                                           (in thousands of Canadian dollars)

Product segment

Lumber
  Revenue ................................................      $  34,167       $  28,325
  Cost of products sold ..................................         23,537          20,814
  Freight and other distribution costs ...................          2,990           2,675
  Depreciation and amortization ..........................          2,106           1,373
  Countervailing and anti-dumping duties .................          3,152           2,383
                                                                ---------       ---------
  Operating earnings .....................................      $   2,382       $   1,080
                                                                =========       =========
Pulp
  Revenue ................................................      $  45,055       $  44,828
  Cost of products sold ..................................         26,696          26,399
  Freight and other distribution costs ...................          7,965           9,028
  Depreciation and amortization ..........................          1,669           2,692
                                                                ---------       ---------
  Operating earnings .....................................      $   8,725       $   6,709
                                                                =========       =========
Corporate and other
  Revenue ................................................      $   1,664       $   1,771
  General and administration .............................          3,157           3,520
  Depreciation and amortization ..........................            130             109
  Employees' profit sharing ..............................            587             -
                                                                ---------       ---------
  Operating loss .........................................      $  (2,210)      $  (1,858)
                                                                =========       =========

Total
  Revenue ................................................      $  80,886       $  74,924
  Cost of products sold and administration ...............         53,390          50,733
  Freight and other distribution costs ...................         10,955          11,703
  Depreciation and amortization ..........................          3,905           4,174
  Countervailing and anti-dumping duties .................          3,152           2,383
  Employees' profit sharing ..............................            587             -
                                                                ---------       ---------
  Operating earnings .....................................      $   8,897       $   5,931
                                                                =========       =========

Shipments by business segment

Lumber (millions of board feet) ..........................           83.8            78.2
                                                                =========       =========

Pulp (thousands of tonnes) ...............................           75.7            71.9
                                                                =========       =========

                                                                 March 31,     December 31,
                                                                   2004            2003
                                                               ------------    ------------
Identifiable assets
   Lumber ................................................      $ 129,902       $ 112,791
   Pulp ..................................................        102,630         130,970
   Corporate and other ...................................        126,502         101,936
                                                                ---------       ---------
                                                                $ 359,034       $ 345,697
                                                                =========       =========

                      MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 2004

                                   (unaudited)


1.   BASIS OF PRESENTATION

     The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2003, except as described in note 2. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. These interim financial statements should be read in conjunction with the December 31, 2003 audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.

     Prior to January 1, 2004, the Company, along with other companies in the forest products industry, presented freight and other distribution costs and countervailing and anti-dumping duties as selling expenses that were deducted from gross revenue in the statement of earnings. Effective January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) introduced new standards for the application of generally accepted accounting principals (GAAP) which provide guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. As a result of applying the new standards, the Company has presented freight and other distribution costs and countervailing and anti-dumping duties as operating costs in the statement of earnings and reclassified the prior period presentation accordingly.




2.   CHANGE IN ACCOUNTING POLICY

     Effective January 1, 2004, the Company adopted a new standard issued by the CICA with respect to accounting for asset retirement obligations which requires that such obligations be measured at fair value. The result of adopting the new standard was a change in the Company's accounting for reforestation obligations. The Company has retroactively adjusted the carrying value of its reforestation obligations, previously reported on a non-discounted basis, which resulted in a net decrease in the liability and an increase in retained earnings of $0.5 million at January 1, 2003. The cumulative effect of adopting this standard was not material to the Company's 2003 results of operations.



3.   INVENTORIES
                                                    March 31,     December 31,
                                                      2004            2003
                                                 --------------  --------------

     Logs....................................    $     45,595     $     21,921
     Pulp....................................          13,163           14,041
     Lumber..................................          12,443            9,405
     Operating and maintenance supplies......           9,011            8,891
                                                 -------------  ---------------
                                                      $80,212          $54,258
                                                 =============  ===============

     The Company's working capital requirements are highest in the first quarter due to a seasonal log inventory build-up that will be reduced in the second and third quarters of its fiscal year.

                      MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 2004

                                   (unaudited)



4.   FINANCING EXPENSES

                                                          2004         2003
                                                       ------------  ---------

Interest expense
Long-term debt ....................................       $ 4,854        $ 5,597
Other .............................................           120            105
Amortization of deferred financing costs ..........           164            230
Foreign exchange (gain) loss on U.S. ..............
   dollar cash and working capital ................        (1,454)         1,915
                                                          -------        -------
                                                          $ 3,684        $ 7,847
                                                          =======        =======


5.   COUNTERVAILING AND ANTI-DUMPING DUTIES

     On April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and anti-dumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% and an anti-dumping rate of 8.43%, both to be posted by cash deposits.


     On May 16, 2002, the United States International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, cash deposits have been required for shipments at the rates determined by the USDOC effective from May 22, 2002. All bonds posted prior to May 22, 2002 have been returned and cancelled.


     The Company has recorded $3.2 million for the period from January 1, 2004 to March 31, 2004 representing the combined countervailing and anti-dumping duties of 27.22%. For the comparative period in 2003, the Company recorded combined duties of $2.4 million.

     The final amount of countervailing and anti-dumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by any reviewing courts, The North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations are being appealed.